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                             February 17, 2022

       Jason Long
       Chief Financial Officer
       JE Cleantech Holdings Ltd
       3 Woodlands Sector 1
       Singapore 738361

                                                        Re: JE Cleantech
Holdings Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Filed on January
21, 2022
                                                            CIK No. 0001905511

       Dear Mr. Long:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Capitalization, page 37

   1. We note that your "Actual" column does not total correctly. Please also revise the table to include your
indebtedness in accordance with Item 4(a) of Form F-1 and Item 3.B of Form
                                                        20-F.
       Working Capital
       Accounts receivable, page 54

   2. Since your financial statements have been prepared in accordance with U.S. GAAP, please remove your
references to IFRS 9 on page 55.
 Jason Long
JE Cleantech Holdings Ltd
February 17, 2022
Page 2
Hygieia Facility, page 99

3. Please ensure that the data presented in your utilization capacity table is accurate.
Compensation of Directors and Executive Officers, page 128

4. Please update your executive compensation as of the fiscal year ended December 31,
         2021.
Signatures, page II-4

5. Please revise your signature page to have your principal accounting officer or controller, sign the registration statement in his or her individual capacity. This signature should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she signed. For guidance, please refer to the signature requirements in Form F-1.
General

6. Please file the Filing Fee Table as an exhibit to this registration statement. Refer to Item
         601(b)(107) of Regulation S-K.
       You may contact Heather Clark, Staff Accountant, at (202) 551-3624 or Andrew Blume,
Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202) 551-4985 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.



FirstName LastNameJason Long                                    Sincerely,
Comapany NameJE Cleantech Holdings Ltd
                                                                Division of
Corporation Finance
February 17, 2022 Page 2                                        Office of
Manufacturing
FirstName LastName